Exhibit 7

Stratus Technologies Bermuda Holdings Ltd.

Ratio of Earnings to Fixed Charges

	2012		2011		2010		2009		2008

Earnings
(Loss) income before income taxes	$(25,493)		$(10,373)		$8,229		$(10,131)		$(11,076)
Total fixed charges	50,597		45,977		27,625		35,194		38,569

Earnings (as defined)	$25,104		$35,604		$35,854		$25,063		$27,493

Fixed Charges
Operating lease expense factored at one-third	$2,263		$2,249		$2,318		$2,374		$2,416
Interest cost	48,334		43,728		25,307		32,820		36,153

Total fixed charges	$50,597		$45,977		$27,625		$35,194		$38,569

Ratio of earnings to fixed charges	0.5	x	0.8	x	1.3	x	0.7	x	0.7	x
(Deficiency) surplus in fixed charge coverage ratio	$(25,493)		$(10,373)		$8,229		$(10,131)		$(11,076)

For purposes of computing the ratio of earnings to fixed charges, earnings consist of (loss) income before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness, plus one-third proportion of rental expense deemed to be representative of the interest.